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Exhibit 99.3

NEXEN INC.

FORM OF PROXY
FOR PREFERRED SHAREHOLDERS

For the Special Meeting to be held on September 20, 2012

The undersigned shareholder of Nexen Inc. (the "Company") hereby appoints Kevin J. Reinhart, Interim President and Chief Executive Officer of the Company, or, failing him, Una M. Power, Interim Chief Financial Officer and Senior Vice President, Corporate Planning and Business Development of the Company, both of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing,                                                                    , as my proxy, with full power of substitution, to attend, act and vote for me and on my behalf at a special meeting of the holders of common shares of the Company and holders of cumulative redeemable Class A rate reset preferred shares, Series 2 (the "Preferred Shares") of the Company to be held in the Metropolitan Ballroom at the Metropolitan Conference Centre located at 333 - 4th Avenue S.W., Calgary, Alberta, Canada, on Thursday, September 20, 2012 at 8:00 a.m. (Calgary time) and at any adjournment or postponement thereof (the "Meeting") and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy holder to vote the Preferred Shares represented by this proxy, as follows on the following matters:

1.
FOR                AGAINST                a special resolution (the "Special Resolution"), the full text of which is set forth in Appendix B to the accompanying information circular and proxy statement of the Company dated August 16, 2012 (the "Information Circular"), to approve a plan of arrangement under Section 192 of the Canada Business Corporations Act, all as more particularly described in the Information Circular.

2.
To transact such further and other business as may properly be brought before the Meeting.

        I hereby revoke any proxies previously given for the purposes of the Meeting in respect of my Preferred Shares.

        Your Preferred Shares will be voted as directed in the spaces provided above or, if no direction is given, will be voted FOR the Special Resolution. You have the right to appoint a person, who need not be a shareholder of the Company, to attend and to act for you at the Meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of your appointee should be legibly printed in the blank space provided. I hereby confer upon the person(s) named herein discretionary authority with respect to amendments or variations to matters outlined above (as identified in the accompanying Notice of Meeting and Information Circular) and with respect to other matters that may properly come before the Meeting.

        This solicitation is made on behalf of management of the Company.

        DATED this               day of                           , 2012

Signature of Shareholder

Name of Shareholder (please print)

NOTES:
Vote in Person
If you plan on voting in person at the Meeting, do not complete or return this form. When you arrive at the Meeting, register with our transfer agent, CIBC Mellon Trust Company ("CIBC Mellon"). Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon.
Vote by Proxy
This proxy must be signed by you or your attorney who has been authorized in writing. The signature should be exactly as the name appears on the label below. If this proxy is returned undated, it is deemed to bear the date on which it was mailed to you.

If the shareholder is a corporation, the corporate seal must be duly affixed to this form of proxy or this form of proxy must be signed by an officer thereof duly authorized whose title should be indicated. If Preferred Shares are held jointly, any one of the joint owners may sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title.
Voting by Mail:
Send your completed proxy to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 or return it in the envelope provided.
Voting by Fax:
Fax your completed proxy to CIBC Mellon at the numbers below.
1.866.781.3111 (Canada and US) 416.368.2502 (outside North America)
Time to Submit Your Proxy
To be valid, your form of proxy must be received by CIBC Mellon before 8:00 am (Calgary time) on September 18, 2012 or, if the meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume.
Revoking Your Proxy
You may revoke this proxy by instrument in writing at any time before it is exercised as set out in the circular or in any other manner permitted by law.

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  Exhibit 99.3